SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XII Floating Rate Notes in a principal amount of ARS 102,072,505, due 2014.

The Company informs that on November 25, 2014, will start the payment of the seventh installment of interests and the third of principal related to the Series XII Notes issued on February 22, 2013.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 25, 2014
Number of service to be paid:	Seventh installment of interests/third of principal
Period comprised by the payment:	August 22, 2014/November 24, 2014
Concept of payment:	Interests (100%), Principal (33.34%)
Payment Currency:	Argentine Pesos (ARS)
Outstanding Capital:	ARS 34,030,973.17
Annual Nominal Interest Rate:	24.4037%
Interest being paid	ARS 2,138,774.69
Capital being paid	ARS 34,030,973.17

Interests will be paid to the noteholders at whose name the Notes were registered on November 21, 2014.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
 November 20, 2014